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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)*


                             Brooke Group Ltd.
                              (Name of Issuer)

                               Common Stock
                       (Title of Class of Securities)


                                112525 10 0
                               (CUSIP Number)

                             Richard S. Ressler
                      c/o Orchard Capital Corporation
                          1999 Avenue of the Stars
                       Los Angeles, California 90067
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             July 24, 1996
          (Date of Event which Requires Filing of this Statement)
If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 112525 10 0
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard S. Ressler
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            PF
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             1,812,999 shares
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               1,812,999 shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                  1,812,999 shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.9%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            IN
____________________________________________________________

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Item 1.  Security and Issuer.

            This statement relates to shares of the Common Stock of Brooke Group Ltd. ("Brooke"). The principal executive offices of Brooke are located at 100 S.E. Second Street, Miami, Florida 33131.


Item 2.  Identity and Background.

            (a)  Richard S. Ressler.
            (b) c/o Orchard Capital Corporation, 1999 Avenue of the Stars, Los Angeles, California 90067.
            (c) President of Orchard Capital Corporation.
            (d)-(e) During the last five years, Mr. Ressler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

            Since May 1, 1996, the number of shares beneficially owned by Mr. Ressler decreased by 187,000 as a result of sales for cash in brokers' transactions. The attached Schedule A sets forth such sales.


Item 4.  Purpose of Transaction.

            The shares were originally acquired in connection with Mr. Ressler's employment by Brooke prior to January 1, 1994 or for investment purposes. Mr. Ressler continuously reviews his investments in various companies. Depending upon his investment objectives, future evaluations of the business prospects of Brooke and upon other developments, including but not limited to general economic and business conditions and money market and stock market conditions, Mr. Ressler may determine to increase or decrease his equity ownership in Brooke by acquiring or disposing shares of Common Stock in the future.

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Item 5.  Interest in Securities of the Company.

            (a)-(b) As of July 24, 1996, Mr. Ressler may be deemed to be the beneficial owner of 1,812,999 shares of Common Stock of Brooke, which represents 9.9% of such class.
            (c) From May 1, 1996 to July 24, 1996, Mr. Ressler sold 187,000 shares of Common Stock of Brooke in brokers' transactions.
            (d)   Not applicable.
            (e)   Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Company.

            None.


Item 7.  Material to be Filed as Exhibits.

            None.

            This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              By:  /s/ Richard S. Ressler

                              Date:  July 24, 1996

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                                 SCHEDULE A

                        Number of
Date                    Shares Sold             Price
05/01/96                 1,000                        $5.87
05/01/96                 1,000                         6.12
05/01/96                 1,000                         5.75
05/01/96                 3,000                         5.62
05/02/96                 1,000                         6.37
05/02/96                 3,000                         6.25
05/03/96                 1,000                         6.00
05/03/96                 1,000                         6.37
05/03/96                 2,400                         6.12
05/03/96                 1,600                         6.25
05/03/96                 3,000                         5.87
05/03/96                 2,000                         6.37
05/06/96                 5,000                         6.12
05/07/96                 2,000                         6.12
05/07/96                 1,000                         6.12
05/07/96                 2,000                         6.25
05/08/96                 1,000                         6.25
05/08/96                 6,000                         6.25
05/08/96                 3,000                         6.12
05/09/96                10,000                         6.25
05/10/96                 8,000                         6.12
05/13/96                 7,000                         6.25
05/14/96                   300                         6.00
05/14/96                   700                         6.12
05/14/96                 5,000                         6.12
05/14/96                 2,000                         6.25
05/15/96                 6,000                         5.87
05/15/96                 2,000                         5.75
05/16/96                 6,000                         5.50
05/17/96                 7,000                         5.62
05/17/96                 1,000                         5.50
05/20/96                 1,300                         5.62
05/20/96                 1,000                         5.87
05/20/96                 9,700                         5.75
05/21/96                 2,000                         5.75
05/21/96                 2,000                         5.62
05/22/96                 4,000                         6.00
05/23/96                13,000                         6.75
05/23/96                 2,000                         7.12
05/24/96                 3,000                         6.37
05/24/96                 2,000                         6.62
05/24/96                 4,000                         6.50
05/24/96                 2,000                         7.00
05/24/96                 3,000                         7.12
05/28/96                 8,000                         6.50

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05/30/96                 2,000                         6.25
05/30/96                 6,000                         6.37
05/30/96                 4,000                         6.00
05/31/96                 4,000                         6.25
05/31/96                 6,000                         6.12
06/11/96                 2,000                         7.12
06/11/96                 1,300                         7.25
07/19/96                 5,000                         5.75
07/23/96                 3,000                         5.87
07/24/96                 1,700                         5.50
Total                  187,000